THE BENCHMARK COMPANY, LLC

150 East 58th Street, 17th Floor

New York, New York 10155

May 10, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jay Ingram, Evan Ewing, Stephany Yang, and Hugh West

Re: Fly-E Group, Inc.

Registration Statement on Form S-1, as amended

File No. 333-276830

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Tuesday, May 14, 2024

Requested Time: 5:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the underwriters of the proposed initial public offering of securities of Fly-E Group, Inc. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement on Form S-1, as amended, be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on Tuesday, May 14, 2024, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

THE BENCHMARK COMPANY, LLC

By:	/s/ Michael S. Jacobs
	Name:	Michael S. Jacobs
	Title:	Head of Equity Capital Markets